UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment 1)

COASTLINE CORPORATE SERVICES, INC.
(Name of Issuer)

Shares of Common Stock, $0.001 Par Value
(Title of Class of Securities)

David Lubin & Associates, PLLC
5 North Village Avenue
2nd Floor
Rockville Center, New York 11570
Telephone: (516) 887-8200
Facsimile: (516) 887-8250
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 16, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Daulat Nijjar

2. Check the Appropriate Box if a Member of a Group (See Instructions)
                              (a) [__]     (b) [__]

3. SEC Use Only

4. Source of Funds (See Instructions)
  PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization:
   United States

Number of                                               7. Sole Voting Power
Shares Beneficially                                         197,500

Owned  By Each                                     8. Shared Voting Power
Reporting                                                           -0-

Person                                                      9. Sole Dispositive Power
                  197,500

10. Shared Dispositive Power
                        -0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person
197,500 shares of common stock

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)
57.6% of the issued and outstanding shares of common stock*

14. Type of Reporting Person (See Instructions)
     IN

* Based 342,999 shares of the Issuer’s common stock outstanding as of August 16, 2010.

This Amendment No. 1 (this “Amendment”) amends and supplements the statement on Schedule 13D, filed with the Securities and Exchange Commission by Daulat Nijjar, with respect to Coastline Corporate Services, Inc. (the “Issuer” or the “Company”), on July 22, 2010. Only those items that are amended or supplemented are reported herein. All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. Except as amended and supplemented herein, the Schedule 13D, including the definitions of terms not otherwise defined herein, remains in full force and effect.

Item 4.                      Purpose of Transaction

On August 16, 2010, Daulat Nijjar, the owner of  647,500 shares of common stock of Coastline Corporate Services, Inc. (the “Company”), returned 450,000 common shares to the Company for cancellation.  Mr. Nijjar returned the shares for cancellation in order to reduce the number of shares issued and outstanding. Subsequent to the cancellation, the Company has 342,999 shares issued and outstanding; a number that Mr. Nijjar, who is also a director of the Company, considers more in line with the Company’s current business plans.

Following the share cancellation, Mr. Nijjar owns 197,500 common shares, or 57.6%, of the remaining 342,999 issued and outstanding common shares of the Company.

Item 5.                      Interest in Securities of the Issuer

(a) The Issuer has 342,999 issued and outstanding shares of common stock.  The Reporting Person owns 197,500 shares (representing 57.6%) of the issued and outstanding common stock of the Issuer.

(b) The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all of the shares reported above in this Item 5.

(c) Other than the acquisition of the shares reported herein, the Reporting Person has not affected any transactions in the shares of the Issuer during the past 60 days.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(e) Not applicable.

Item 6.                     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.                      Material to Be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 20, 2010

By:	/s/ Daulat Nijjar
Name:	Daulat Nijjar

  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).